Exhibit 99.1

Rich Sparkle Holdings Limited Announces Pricing of Approximately $5 Million Initial Public Offering

Hong Kong, July 09, 2025 (GLOBE NEWSWIRE) -- Rich Sparkle Holdings Limited (NASDAQ: ANPA) (the “Company”), a financial printing and corporate services provider which specializes in designing and printing high quality financial print materials in Hong Kong, today announced the pricing of its initial public offering (“Offering”) of 1,250,000 ordinary shares at a public offering price of $4.00 per share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on July 8, 2025 under the ticker symbol “ANPA.”

The Company expects to receive aggregate gross proceeds of approximately $5 million from this Offering, before deducting underwriting discounts and other related expenses. Proceeds from the Offering will be used for the incorporation of generative AI features into the Company’s service modules; the setting up of new branches and offices in the U.S. and to recruit suitable and appropriate staffs to support the Company’s expansion; potential strategic alliances with other industry players; and working capital and for other general corporate purposes.

The Offering is being conducted on a firm commitment basis. Eddid Securities USA Inc. acted the underwriter (the “Underwriter”) for the Offering. Loeb & Loeb LLP acted as counsel to the Company, and Sichenzia Ross Ference Carmel LLP acted as counsel to the Underwriter in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (“SEC”) (File Number: 333-285592) and was declared effective by the SEC on June 27, 2025. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Eddid Securities USA Inc., 40 Wall Street, Suite 1606, New York, NY 10005. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation, or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Rich Sparkle Holdings Limited

Rich Sparkle Holdings Limited is a financial printing and corporate services provider which specializes in designing and printing high quality financial print materials in Hong Kong. Its service portfolio covers a myriad of deliverables, mainly including listing documents, financial reports, fund documents, circulars and announcements. The Company offers to its customers a wide range of convenient and quality financial printing services, from typesetting, proofreading, translation, design and printing. In addition, it also offered advisory services such as conducting internal control assessment and environmental, social and governance performance evaluation as well as other services including provision of co-working space at its leased office.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Rich Sparkle Holdings Limited
Matthew Chan, CEO
mc@anpa.com.hk